              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 14D-9

                      (Amendment No. 10)

       Solicitation/Recommendation Statement Pursuant to
    Section 14(d)(4) of the Securities Exchange Act of 1934

                        WLR FOODS, INC.
                   (Name of Subject Company)


                        WLR FOODS, INC.
             (Name of Person(s) Filing Statement)

                  Common Stock, No Par Value
  (including the associated preferred stock purchase rights)
                (Title of Class of Securities)

                          929286 10 2
             (CUSIP Number of Class of Securities)

                       Delbert L. Seitz
                    Chief Financial Officer
                        WLR Foods, Inc.
                         P.O. Box 7000
                   Broadway, Virginia 22815
                        (703) 896-7001
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                       filing statement)

                          Copies to:

Neil T. Anderson, Esq.        John W. Flora, Esq.
Sullivan & Cromwell           Wharton, Aldhizer & Weaver
125 Broad Street              100 South Mason Street
New York, New York  10004     Harrisonburg, Virginia  22801
(212) 558-4000                (703) 434-0316

          This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994, as amended (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.


Item 8.   Additional Information to be Furnished.


          Item 8(c) is hereby amended and supplemented by adding thereto the following:

          On April 14, 1994, the Bidder delivered a control share acquisition statement to the Company requesting a special meeting of shareholders to consider the Bidder's proposal (the "Tyson Proposal") to grant full voting rights to the Shares to be acquired by the Bidder or its "associates" (as defined in the Virginia Control Share Acquisition Statute) pursuant to the Offer and any other Shares that may be deemed to be a part of the control share acquisition. On April 21, 1994 the Company announced that it would hold the special meeting on Saturday, May 21, 1994 and that the Company's Board of Directors unanimously recommended that shareholders vote against the Tyson Proposal. Pursuant to the Company's by-laws, the record date for the special meeting is April 14, 1994. Shareholders of record as of that date, except holders of "interested shares", will be entitled to vote at the special meeting. "Interested shares" means the shares of the Company the voting power of which in an election of directors may be exercised or directed by any of the following persons:
(i) the Bidder and any "associate" (as defined in the Virginia Control Share Acquisition Statute) of the Bidder, (ii) any officer of the Company and (iii) any employee of the Company who is also a director of the Company. The Company has mailed a letter to shareholders, a copy of which is filed as Exhibit 29 hereto, and a proxy statement and form of proxy, a copy of which is filed as Exhibit 30 hereto in connection with the special meeting.


Item 9.   Material to be Filed as Exhibits.


          Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 29  -- Letter to Shareholders of the Company,
               dated April 21, 1994.

Exhibit 30  -- Proxy Statement and Form of Proxy.

Exhibit 31  -- Press Release, dated April 21, 1994, announcing the date of the special meeting.

                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1994


                         WLR FOODS, INC.



                         By:  /s/ James L. Keeler
                             Name:  James L. Keeler
                             Title: President and Chief
                                    Executive Officer